For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        vpower@sears.ca

Sears Canada Announces Update on Q2-2017 Earnings Release

TORONTO - September 18, 2017 - Sears Canada Inc. (the “Company”) announced today that it will not be filing unaudited interim financial statements, Management’s Discussion and Analysis, or related CEO and CFO certifications (the “Continuous Disclosure Filings”) in respect of the 13-week period ended July 29, 2017, which, under applicable securities laws, are required to be filed by September 27, 2017 (the “Filing Deadline”).

The Company remains subject to a stay of proceedings under the Companies’ Creditors Arrangement Act (“CCAA”), initially granted by order of the Ontario Superior Court of Justice on June 22, 2017. Since the granting of that order, the Company’s common shares have been delisted from the Toronto Stock Exchange (effective July 28, 2017) and the Nasdaq Stock Market (effective July 3, 2017). Following the Filing Deadline, the Company expects that the Ontario Securities Commission (“OSC”) will issue a cease trade order in respect of the Company’s securities. Any cease trade order issued by the OSC will also apply in the other jurisdictions of Canada. In light of the Company’s ongoing restructuring process, the Company does not intend to make the Continuous Disclosure Filings prior to or following the issuance of the anticipated cease trade order.

FTI Consulting Canada Inc. is the court-appointed monitor under the CCAA court order. Information about the CCAA Proceedings, including the monitor’s reports, are available on the monitor's website at http://cfcanada.fticonsulting.com/searscanada.

About Sears Canada
Sears Canada Inc. is an independent Canadian digital and store-based retailer and technology company whose head office is based in Toronto. Sears Canada's unique brand format offers premium quality Sears Label products, designed and sourced by Sears Canada, and of-the-moment fashion and home décor from designer labels in The Cut @ Sears. Sears Canada also has a top ranked appliance and mattress business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention. Sears Canada operates as a separate entity from its U.S.- based co-founder, now known as Sears Holdings Corp., based in Illinois.